

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 16, 2025

Federico Trucco
Chief Executive Officer and Executive Director
Bioceres Crop Solutions Corp.
Ocampo 210 bis Predio CCT,
Rosario, Santa Fe, Argentina

> **Re:  Bioceres Crop Solutions Corp.
> Registration Statement on Form F-3
> Filed January 10, 2025
> File No. 333-284195**

Dear Federico Trucco:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Sawicki at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc:     Matthew S. Poulter, Esq.